Exhibit (c)(5)
 Strictly Private and Confidential    Citi Banking, Capital Markets & Advisory | TransportationNovember 4, 2019  Project EuropaProcess Update for the Board of Directors

 Citi Confidential Disclaimer  The following pages contain material provided to the Board of Directors of Aircastle Limited (“Europa” or the “Company”) by Citigroup Global Markets Inc. (“Citi”) in connection with a potential transaction involving the Company.The accompanying material was compiled or prepared on a confidential basis solely for the use of the Board of Directors of the Company and not with a view toward public disclosure under any securities laws or otherwise. The information contained in the accompanying material was obtained from the Company and other sources. Any estimates and projections for the Company contained herein have been prepared or adopted by the management of the Company, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citi does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi.The accompanying material was not prepared for use by readers not as familiar with the Company as the Board of Directors of the Company and, accordingly, neither the Company nor Citi nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Board of Directors of the Company. The accompanying material is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of the accompanying material. Citi does not have any obligation to update or otherwise revise the accompanying material. Nothing contained herein shall be construed as legal, regulatory, tax or accounting advice.  1

Comparison of Latest Proposals Received

	Maine – 11/4 Proposal	Dallas – 11/4 Proposal
Valuation	• $32.00 per share in cash	• $31.00 per share in cash
Financing	• Marubeni and Mizuho / IBJ each funding ~50% of the equity to acquire the shares not currently held by Marubeni • Not subject to any financing contingencies	• Funded through a combination of new equity, cash on hand, and available committed lines of credit • Not subject to any financing contingencies
Deal Protection	• Materiality qualifier for efforts to obtain regulatory clearances • No CFIUS condition (HOHW, No filing - TBC) • Company termination fee: 3.5%	• "Hell or high water" regulatory efforts standard • No CFIUS condition (HOHW, No filing) • Company termination fee: 3.0% • Company termination fee payable should Europa shareholders vote against transaction
Other	• Proposal has received approval from Marubeni / Mizuho IBJ transaction committees • Require Marubeni and Mizuho / IBJ Board approval – meetings scheduled November 5th and 6th (in Tokyo) • Requested compensation / retention package discussions with Europa management	• No further diligence required • No further internal or shareholder approvals required • Can execute Merger Agreement within 24 hours • Requested exclusivity through 5pm EST on 11/6 • Do not require a voting agreement with Maine

Boston has indicated that they intend to submit a revised proposal. Although they have not yet indicated price, they disclosed that (i) it will be subject to entering into a voting agreement with Maine and (ii) it will be subject to further diligence

Source: Maine proposal communicated verbally via financial advisor on November 4, 2019; Dallas letter dated November 4, 2019. Draft Agreement and Plan of Merger (submitted by both Maine and Dallas on November 4, 2019).

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Implied Transaction Multiples

($ in millions, except per share items)	Metric	October 23, 2019[1] $23.86	Offer Range $31.00	Offer Range $32.00
Implied Premium (Discount) to Share Price on November 1, 2019	**$27.43**	***(13%)***	***13%***	***17%***
Implied Premium (Discount) to Share Price on October 23, 2019 (1)	**23.86**	**--**	***30***	***34***
Implied Premium (Discount) to Share Price on August 6, 2019 (2)	**19.73**	***21***	***57***	***62***
% Premium / (Discount) to:				
52-Week Intraday High Pre-Announcement (on October 23, 2019)	$23.86	--	30%	34%
52-Week Intraday Low (on December 26, 2018)	15.75	51%	97	103
VWAP for the 12 Months Prior to August 6, 2019	19.85	20	56	61
VWAP since August 6, 2019	22.04	8	41	45
Equity Value		$1,823	$2,369	$2,445
Firm Value (3)		6,736	7,282	7,358
Dividend Yield				
LQA	$1.20	5.0%	3.9%	3.8%
Price / Book				
Current				
September 30, 2019A (4)	$27.31	0.87x	1.14x	1.17x
Price / Pre-Tax Income				
Europa Management Case				
2019E	$2.36	10.1x	13.1x	13.6x
2020E	2.57	9.3	12.1	12.5
Price / Earnings				
Europa Management Case				
2019E	$2.15	11.1x	14.4x	14.9x
2020E	2.40	9.9	12.9	13.3

Source: Company filings, Europa Management, FactSet. Market data as of November 1, 2019.
Note: Balance sheet data as of September 30, 2019.
Europa fully diluted share count of 76.413 million as of November 4, 2019 per Europa Management. Consists of 74.635 million basic shares, 0.067 million RSUs, and 1.711 million PSUs.
(1) Date prior to Europa announcement of review of strategic alternatives. Shares closed at $23.86.
(2) Date of Europa's Q2 2019 earnings announcement. Shares closed at $19.73.
(3) Assumes net debt of $4,982 million and $69 million in investment in affiliates as of September 30, 2019 per Europa Management.
(4) Book Value Per Share calculated as Shareholders' Equity of $2,038 million divided by basic shares issued and outstanding of 74.635 million as of September 30, 2019.

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14  16  18  20  22  24  26  28  30  $32  Nov-18  Dec-18  Jan-19  Feb-19  Mar-19  Apr-19  May-19  Jun-19  Jul-19  Aug-19  Sep-19  Oct-19  Nov-19  12/24/201852-Week Low (1)($16.19)  Share Price Performance over the Last Twelve Months  Source: (1)  FactSet. Market data as of November 1, 2019. At market close.  10/23/2019Unaffected Price ($23.86)  11/01/201952-Week High (1)($27.43 )  Offer Range: $31.00 –$32.00  Share Price Performance  $19.85VWAP 12 Months Prior to August 6th  $22.04VWAP from August 6th – October 23rd  10/24/2019Announces review of strategic alternatives ($26.80)  4